SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F     X                        Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  July 29, 2009                            By: /s/ Victor DiTommaso_________________

                                                                   Victor DiTommaso, Chief Financial Officer

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  INTERTAPE POLYMER GROUP INC.

NYSE, TSX SYMBOL:  ITP

July 29, 2009

Intertape Polymer Group Reports Second Quarter 2009 Results

MONTREAL, QUEBEC and BRADENTON, FLORIDA--(Marketwire - July 29, 2009) - Intertape Polymer Group Inc. (TSX:ITP) (NYSE:ITP) ("Intertape" or the "Company") today released results for the three months and six months ended June 30, 2009. All dollar amounts are US denominated unless otherwise indicated.

"While Intertape sales continue to be affected by the global economic situation, various initiatives undertaken by the Company over the last two quarters, including cost reduction measures, opening of new market channels and new product commercializations, have enabled the Company to somewhat mitigate the impact of external factors. The industry challenges we have faced persist and we must continue to deal proactively with this reality," stated Intertape Chairman, Eric E. Baker.

Net loss for the second quarter of 2009 was $1.2 million or $0.02 per share, both basic and diluted, compared to net earnings of $4.6 million or $0.08 per share both basic and diluted for the same period last year. Both of the Company's Divisions experienced declines, however, the Engineered Coated Products ("ECP") Division was harder hit as demand in its largest market, the North American residential housing market, continued to be soft. Net loss for the first six months of 2009 totaled $7.8 million ($0.13 per share, basic and diluted) compared to net earnings of $2.8 million ($0.05 per share, basic and diluted) for the same period in 2008.

Second quarter sales were down 23.1% to $151.9 million, compared to sales of $197.5 million in the second quarter of 2008, reflecting a 20.3% decrease in sales for the Tapes & Films ("T&F") Division and a 34.6% reduction for the ECP Division. Sales for the first six months of 2009 were $291.0 million compared to $382.0 million for the same period in 2008, a decrease of 23.8%.

Gross profit for the second quarter totaled $21.5 million, compared to $26.4 million a year ago, reflecting decreases in both the T&F and ECP Divisions. The gross margin increased to 14.2%, from 13.3% in the second quarter of 2008, reflecting an increase in the gross margin of the T&F Division, partially offset by a decline in the ECP Division's gross margin. Gross profit and gross margin for the first six months of 2009 were $36.3 million and 12.5% respectively, compared to $54.5 million and 14.3% for the first six months of 2008.

Selling, general and administrative ("SG&A") expenses totaled $16.6 million for the second quarter of 2009, $0.6 million lower than the $17.2 million for the second quarter of 2008. For the first six months of 2009, SG&A expenses were $32.0 million compared to $34.8 million for the same period in 2008. SG&A expenses for 2009 reflect the cost reduction initiatives implemented by the Company in the fourth quarter of 2008 and the first quarter of 2009.

Second quarter 2009 EBITDA was $12.4 million compared to $16.0 million for the second quarter in 2008. For the first six months of 2009, EBITDA was $19.1 million compared to $33.5 million for the same period in 2008. Reduced sales, resulting in lower gross profits in both Divisions were the main reason for lower EBITDA in both the second quarter and first six months of 2009.

The Company generated cash flows from operating activities in the second quarter of 2009 of $8.8 million compared to $2.3 million in the second quarter of 2008. The higher level of cash generation in 2009 was due to lower raw material inventory costs and an increased focus on cash management. For the first six months of 2009, the Company generated cash flows from operating activities of $20.7 million compared to cash usage of $0.6 million for the same period of 2008.

Over the quarter, the Company reduced its outstanding debt by $3.6 million, for a total debt reduction of $19.1 million over the first six months of 2009. The ABL has one financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. While the Company did not meet the ratio as at June 30, 2009, this covenant was not in effect as unused availability was in excess of $25.0 million and measured at $42.4 million. To date in the third quarter of 2009, the Company has maintained availability in excess of $25.0 million. It is the Company's intention to remain above the $25.0 million threshold of unused availability during the remainder of 2009.

Segmented Information

Tapes & Films ("T&F") Division

Sales for the T&F Division for the second quarter were $127.0 million, representing a 20.3% decrease compared to $159.5 million for the second quarter of 2008. Sales volumes decreased 16.1% mainly due to the impact of the global economic downturn that began in the fourth quarter of 2008 and continues. The lower sales volumes have been mitigated in part by the growth in new products and markets. Selling prices for the second quarter of 2009 were 4.3% lower than in the second quarter of 2008 as selling prices have tracked the decline in resin-based raw material costs. Sales for the T&F Division for the first six months of 2009 totaled $242.4 million compared to $308.2 million for the first six months of 2008, a 21.4% decrease. Sales volumes for the first six months of 2009 declined 17.0% compared to the first six months of 2008.

Second quarter gross profits for the T&F Division totaled $20.6 million compared to $22.8 million for the second quarter of 2008 primarily due to lower sales volumes, offset partially by cost reductions resulting from Company initiatives implemented in the fourth quarter of 2008 and the first quarter of 2009. Gross margins increased to 16.2% from 14.3% a year ago as 2009 selling prices were at levels that better reflected costs than in 2008 when there was a rapid unprecedented increase in resin-based raw material costs, which the Division could not fully recover. T&F Division gross profits and gross margins for the first six months of 2009 and 2008 were $33.3 million (13.7%) and $46.6 million (15.1%) respectively.

T&F Division's EBITDA for the second quarter was $13.6 million compared to $15.2 million for the comparable period a year ago. For the first six months of 2009 and 2008, the T&F Division's EBITDA was $20.2 million and $31.3 million respectively.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (Loss)

(in millions of US dollars)

                                      Three months              Six months

--------------------------------------------------------------------------

For the periods ended June 30,    2009        2008        2009        2008

--------------------------------------------------------------------------

                                     $           $           $           $

Divisional net earnings (loss)

 before income taxes               6.1         8.0         5.4        16.7

Depreciation and amortization      7.5         7.2        14.8        14.6

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EBITDA                            13.6        15.2        20.2        31.3

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EBITDA margin                     10.7%        9.5%        8.3%       10.2%

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Engineered Coated Products ("ECP") Division

Sales for the ECP Division for the second quarter were $24.9 million, representing a 34.6% decrease compared to $38.0 million for the second quarter a year ago. Year-over-year sales volumes decreased 27.1%. The volume decline was accompanied by selling price decreases due to the decline in resin-based raw material costs and competitive pressures within the markets served. Product demand was significantly impacted by the continued weakness in the residential housing market. The supply chain supporting this market is carrying significant excess inventories. Consequently, there continues to be destocking of on-hand inventories by customers within the Division's largest market. New product sales growth within the residential construction market has helped to mitigate some of the decline in existing product sales. Six month sales for the ECP Division totaled $48.6 million compared to $73.9 million for the same period of 2008, a 34.2% decrease. Sales volumes for the first six months of 2009 declined 20.1% compared to the first six months of 2008.

Gross profits for the ECP Division for the second quarter totaled $1.0 million, representing a gross margin of 3.8%, compared to $3.5 million and a gross margin of 9.2% for the second quarter of 2008. The gross profit and gross margin decreases are the result of declining trading margins, as depressed customer demand in the current environment limits the Division's ability to maintain selling prices. ECP Division gross profits and gross margins for the first six months of 2009 and 2008 were $3.0 million (6.2%) and $7.9 million (10.7%) respectively.

ECP Division EBITDA for the second quarter was negative $0.3 million compared to $1.5 million for the same quarter of 2008. For the first six months of 2009 and 2008, the ECP Division's EBITDA was $0.6 million and $3.7 million, respectively.

ECP Division EBITDA Reconciliation to Net Earnings (Loss)

(in millions of US dollars)

                                      Three months              Six months

--------------------------------------------------------------------------

For the periods ended June 30,    2009        2008        2009        2008

--------------------------------------------------------------------------

                                     $           $           $           $

Divisional net earnings (loss)

 before income taxes              (1.9)        0.0        (2.5)        0.8

Depreciation and amortization      1.6         1.5         3.1         2.9

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EBITDA                            (0.3)        1.5         0.6         3.7

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EBITDA margin                     (1.2)%       3.9%        1.2%       5.0%

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Outlook

"Sales are down due to the weak economy; however, our new products are beginning to attract attention in the market. Our focus continues to be on the things we can control, in particular cash management, which is of utmost importance in this difficult economy," concluded Intertape Executive Director, Melbourne F. Yull.

Non-GAAP Information

This release contains a non-GAAP financial measure, EBITDA. The Company believes the inclusion of such a non-GAAP financial measure improves the transparency of the Company's disclosure, and is used by management and the Company's investors in evaluating the Company's performance. The Company has provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure.

A reconciliation of the Company's EBITDA to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as net earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expenses net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. Other companies in our industry may calculate EBITDA differently than we do.

EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings (loss) as indicators of the Company's operating performance or any other measure of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it is used by management in evaluating the Company's performance.

EBITDA Reconciliation to Net Earnings (Loss)

(in millions of US dollars)

                                      Three months              Six months

--------------------------------------------------------------------------

For the periods ended June 30,    2009        2008        2009        2008

--------------------------------------------------------------------------

                                     $           $           $           $

Net earnings (loss) - as reported (1.2)        4.6        (7.8)        2.8

Add back (deduct):

Financial expenses,

 net of amortization               4.2         3.4         8.5         8.3

Refinancing expenses,

 net of amortization                                                   2.9

Income taxes (recovery)            0.1        (1.0)       (0.1)       (1.8)

Depreciation and amortization      9.3         9.0        18.5        21.3

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EBITDA                            12.4        16.0        19.1        33.5

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Conference Call

A conference call to discuss Intertape's 2009 second quarter results will be held tomorrow, July 30, 2009, at 10 A.M. Eastern Time. Participants may dial 1-800-288-9626 (U.S. and Canada) and 1-612-332-0228 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 107787. The recording will be available from Thursday, July 30, 2009 at 12:00 P.M. until Sunday, August 30, 2009 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, financial condition or results. Particularly, statements about the Company's objectives and strategies to achieve those objectives are forward-looking statements and are identified by terms such as "believe", "expect", "intend" "anticipate" and similar expressions. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, deteriorating economic conditions, fluctuations in the amount of available funds under the Company's ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations and protection of intellectual property. A discussion of risk factors is also contained in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release contains a non-GAAP financial measure as defined under SEC rules. The Company believes such a non-GAAP financial measure improves the transparency of the Company's disclosures, and improves the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided a reconciliation of the measure to the most directly comparable GAAP measure.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

-------------------------------------------------------------------

                             Three months                Six months

-------------------------------------------------------------------

                        2009         2008         2009         2008

-------------------------------------------------------------------

                           $            $            $            $

Sales                151,912      197,534      290,980      382,035

Cost of sales        130,379      171,184      254,631      327,508

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Gross profit          21,533       26,350       36,349       54,527

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Selling, general

 and administrative

 expenses             16,601       17,196       32,017       34,825

Stock-based

 compensation expense    254          329          512          750

Research and

 development expenses  1,295        1,528        2,668        2,969

Financial expenses

    Interest           3,970        4,339        8,055       10,323

    Other                536         (681)       1,030       (1,329)

    Refinancing                                               6,031

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                      22,656       22,711       44,282       53,569

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Earnings (loss)

 before income taxes  (1,123)       3,639       (7,933)         958

Income taxes

 (recovery)               72         (999)         (86)      (1,817)

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Net earnings (loss)   (1,195)       4,638       (7,847)       2,775

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Earnings (loss)

 per share

    Basic              (0.02)        0.08        (0.13)        0.05

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    Diluted            (0.02)        0.08        (0.13)        0.05

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Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------

                             Three months                 Six months

--------------------------------------------------------------------

                        2009         2008         2009          2008

--------------------------------------------------------------------

                           $            $            $             $

Balance, beginning

 of period          (167,185)     (69,597)    (160,533)      (67,482)

Cummulative impact

 of accounting

 changes relating to

 inventories                                                    (252)

--------------------------------------------------------------------

Balance, beginning

 of period, as

 restated           (167,185)     (69,597)     (160,533)     (67,734)

Net earnings (loss)   (1,195)       4,638        (7,847)       2,775

Repurchase of

 common shares            13                         13

--------------------------------------------------------------------

Balance, end

 of period          (168,367)     (64,959)     (168,367)     (64,959)

--------------------------------------------------------------------

--------------------------------------------------------------------

Weighted average number of common shares outstanding

Basic              58,951,050   58,956,350    58,951,050  58,956,350

Diluted            58,951,050   58,956,350    58,951,050  58,956,350

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------

                             Three months                 Six months

--------------------------------------------------------------------

                        2009         2008         2009          2008

--------------------------------------------------------------------

                           $            $            $             $

Net earnings (loss)   (1,195)       4,638       (7,847)        2,775

--------------------------------------------------------------------

Other comprehensive

 income (loss):

 Changes in fair

  value of interest

  rate swap

  agreements,

  designated as

  cash flow hedges

 (net of future

  income taxes of

  nil for the three

  and six months ended

  June 30, 2009, nil

  and $785 for the

  three and six months

  ended June 30, 2008,

  respectively)          599                      (240)       (1,337)

 Settlement of interest

  rate swap

  agreements, recorded

  in the consolidated

  earnings (net of

  income taxes of

  $1,080)                                                      1,840

 Changes in fair value

  of investment in

  publicly traded

  securities

  designated as

  available-for-sale   1,065                     1,065

 Changes in fair value

  of forward foreign

  exchange rate

  contracts, designated

  as cash flow hedges

 (net of future income

  taxes of nil for the

  three and six months

  ended June 30,

  2009)                2,162                     1,422

 Settlement of forward

  foreign exchange

  rate contracts,

  recorded in the

  consolidated earnings

 (net of income taxes

  of nil for the

  three and six months

  ended June 30, 2009)    16                        70

 Gain on forward

  foreign exchange

  rate contracts

  recorded in the

  consolidated

  earnings pursuant

  to recognition of

  the hedged item

  in cost of sales      (453)                     (453)

 Reduction in net

  investment in a

  foreign subsidiary               (1,143)        (125)       (1,143)

 Changes in

  accumulated

  currency

  translation

  adjustments          9,638        1,340         5,163       (2,955)

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Other comprehensive

 income (loss)        13,027          197         6,902       (3,595)

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Comprehensive income

 (loss) for the

 period               11,832        4,835          (945)        (820)

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--------------------------------------------------------------------

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

--------------------------------------------------------------------

                             Three months                 Six months

--------------------------------------------------------------------

                        2009         2008         2009          2008

--------------------------------------------------------------------

                           $            $            $             $

OPERATING ACTIVITIES

Net earnings (loss)   (1,195)       4,638       (7,847)        2,775

Non-cash items

  Depreciation and

   amortization        9,329        8,961       18,494        18,225

  Loss (gain) on

   disposal of

   property, plant

   and equipment         304           66          323           (97)

  Write-off of debt

   issue expenses

   in connection with

   debt refinancing                                            3,111

  Write-down of

   inventories           163                       264

  Reversal of a

   portion of

   write-down of

   inventories           (84)                   (1,692)

  Future income taxes   (313)      (1,082)        (480)       (2,143)

  Stock-based

   compensation

   expense               254          329          512           750

  Pension and

   post-retirement

   benefits

   funding in excess

   of amounts

   expensed              321         (701)         793          (900)

  Gain on forward

   foreign exchange

   rate contracts       (453)                     (453)

  Change in fair value

   of forward foreign

   exchange rate

   contracts             110                       110

  Unrealized foreign

   exchange loss         120                        54

  Foreign exchange

   gain resulting

   from reduction in net

   investment in a

   foreign subsidiary                             (125)

  Other                  (39)                      (78)

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Cash flows from

 operations before

 changes in working

 capital items         8,517       12,211        9,875        21,721

--------------------------------------------------------------------

Changes in working

 capital items

  Trade receivables   (8,038)      (8,868)      (5,086)      (13,249)

  Other receivables      572          618        1,139          (691)

  Inventories           (423)      (7,740)      13,688       (11,330)

  Parts and supplies    (213)        (115)        (411)         (355)

  Prepaid expenses       (16)          96         (872)          287

  Accounts payable

   and accrued

   liabilities         8,375        6,079        2,372         3,060

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                         257       (9,930)      10,830       (22,278)

--------------------------------------------------------------------

Cash flows from

 operating

 activities            8,774        2,281       20,705          (557)

--------------------------------------------------------------------

INVESTING ACTIVITIES

Property, plant

 and equipment        (2,174)      (4,744)      (7,260)       (8,992)

Proceeds on the

 disposal of

 property, plant

 and equipment                                                 3,114

Other assets                         (317)                      (424)

Intangible assets       (632)                     (933)

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Cash flows from

 investing

 activities           (2,806)      (5,061)      (8,193)       (6,302)

--------------------------------------------------------------------

FINANCING ACTIVITIES

Long-term debt         4,609        7,822        4,609       126,589

Debt issue expenses                  (478)                    (2,643)

Repayment of

 long-term debt       (8,216)      (4,688)     (23,746)     (121,812)

Repurchase

 of common shares        (18)                      (18)

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Cash flows from

 financing

 activities           (3,625)       2,656      (19,155)        2,134

--------------------------------------------------------------------

Net increase

 (decrease) in cash    2,343         (124)      (6,643)       (4,725)

Effect of foreign

 currency

 translation

 adjustments             574           66          160           (11)

Cash, beginning

 of period             5,990       10,851       15,390        15,529

--------------------------------------------------------------------

Cash, end of period    8,907       10,793        8,907        10,793

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Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

----------------------------------------------------------------

                          June 30, 2009        December 31, 2008

                             (Unaudited)                (Audited)

----------------------------------------------------------------

                                      $                        $

ASSETS

Current assets

    Cash                          8,907                   15,390

    Trade receivables            81,170                   75,467

    Other receivables             3,036                    4,093

    Other assets                  1,065

    Inventories                  79,933                   90,846

    Parts and supplies           14,645                   14,119

    Prepaid expenses              3,927                    3,037

    Derivative financial

     instruments                  1,125

    Future income taxes           9,127                    9,064

----------------------------------------------------------------

                                202,935                  212,016

Property, plant

 and equipment                  281,811                  289,763

Other assets                     21,619                   22,364

Intangible assets                 3,730                    3,956

Future income taxes              47,783                   47,067

----------------------------------------------------------------

                                557,878                  575,166

----------------------------------------------------------------

----------------------------------------------------------------

LIABILITIES

Current liabilities

    Accounts payable and

     accrued liabilities         80,526                   78,249

    Installments on

     long-term debt                 706                      623

----------------------------------------------------------------

                                 81,232                   78,872

Long-term debt                  231,817                  250,802

Pension and

 post-retirement benefits         9,419                    9,206

Derivative financial instruments  1,853                    2,969

Other liabilities                   691

----------------------------------------------------------------

                                325,012                  341,849

SHAREHOLDERS' EQUITY

Capital stock                   348,143                  348,174

Contributed surplus              13,636                   13,124

Deficit                        (168,367)                (160,533)

Accumulated other

 comprehensive income            39,454                   32,552

----------------------------------------------------------------

                               (128,913)                (127,981)

----------------------------------------------------------------

                                232,866                  233,317

----------------------------------------------------------------

                                557,878                  575,166

----------------------------------------------------------------

----------------------------------------------------------------

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison

Rick Leckner

514-731-0000

INDUSTRY:  Food and Beverage-Packaging and Processing

SUBJECT:   ERN